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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           Community Financial Corp.
                -----------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                -----------------------------------------------
                         (Title of Class of Securities)

                                  20364V-10-9
                -----------------------------------------------
                                 (CUSIP Number)

                   Barrett R. Rochman, 1345 East Park Street,
                   Carbondale, Illinois 62901 (618/529-3513)
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 1, 2000
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 20364V-10-9                                      PAGE 2 OF 7 PAGES
            -----------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barrett R. Rochman
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF, BK
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [X]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          99,700
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             22,700
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          99,700
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          22,700
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      128,740
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.8%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      IN
------------------------------------------------------------------------------

(1) Mr. Rochman beneficially owns 99,700 shares directly. In addition to the 99,700 shares beneficially owned by Mr. Rochman, Marilyn Rochman, the wife of Mr. Rochman, owns 6,340 shares directly. Mr. Rochman disclaims any beneficial interest in the 6,340 shares owned by Marilyn Rochman.

(2) The Boo Rochman Charitable Corp. owns 20,300 shares, and the Rochman Family Investment owns 2,400 shares. Mr. Rochman and Marilyn Rochman have shared voting and dispositive power over these shares.

(3) Includes the 122,400 shares over which Mr. Rochman has sole or shared voting or dispositive power and the 6,340 shares owned by Marilyn Rochman.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     INFORMATION ATTACHMENT TO SCHEDULE 13D

Item 1.  Security and Issuer

         This Amendment No.1 to Schedule 13D (the "Amendment") relates to the common stock, par value $0.01 per share, of Community Financial Corp. (the "Issuer"). The Issuer's principal executive office is located at 240 East Chestnut, Olney, Illinois 62450.

Item 2.  Identity and Background

         (a) This Amendment is being filed by Barrett R. Rochman as an individual.

         (b) Mr. Rochman's principal business address is 1345 East Park Street, Carbondale, Illinois 62901.

         (c) Mr. Rochman's principal occupation is the real estate investment business. The name and address of Mr. Rochman's principal business and of each corporation or organization in which Mr. Rochman's employment is conducted are as follows:

                  Rochman Rentals -1345 East Park Street, Carbondale, Illinois 62901(rental property co.)
                  S.I. Inc. - 1345 East Park Street, Carbondale, Illinois 62901(real estate investment co.)
                  S.I. Securities - 1345 East Park Street, Carbondale, Illinois 62901 (real estate investment co.)
                  F.B. Trust - 1345 East Park Street, Carbondale, Illinois 62901 (entertainment/investment co.)
                  S.I./P.I. - 1345 East Park Street, Carbondale, Illinois
                  62901 (real estate investment co.)
                  Boo Noz Corp. - 1345 East Park Street, Carbondale, Illinois 62901 (real estate investment co.)
                  S.I. Boo - 1345 East Park Street, Carbondale, Illinois
                  62901 (real estate investment co.)

         (d) During the last five years, Mr. Rochman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Securities and Exchange Commission (the "Commission") instituted proceedings against Mr. Rochman alleging that Mr. Rochman violated Section 13(d) of the Securities Exchange Act of 1934 and certain rules thereunder (collectively the "Laws"). These proceedings were settled on February 17, 1999 without Mr. Rochman having to admit or deny any of the alleged violations. As part of the settlement, the Commission ordered Mr. Rochman to cease and desist from committing or causing any violation or any future violation of the Laws. These proceedings of the Commission related to filings with the Commission of Schedule 13D and amendments thereto required of Mr. Rochman in connection with his ownership of more than 5% of the outstanding shares of common stock of Heartland Bancshares, Inc. Mr. Rochman was not required to pay any fine or penalty in connection with the settlement.

         (f)      Mr. Rochman is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

                  As indicated on Line 4 of the Cover Page of this Amendment, Mr. Rochman has used bank loans, personal funds (including broker margin account funds), insurance proceeds from a settlement relating to the death of Mr. Barrett's son, Boo Rochman, and funds from the Boo Rochman Charitable Corp. and Rochman Family Investment in making purchases of the Issuer's common stock. As of the date of this Amendment, the total amount of funds used in the purchase of the Issuer's shares of common stock by Mr. Rochman, the Boo Rochman Charitable Corp. and the Rochman Family Investment is approximately $1,156,000. This figure is based on the total number of shares of the Issuer's common stock purchased by Mr. Rochman, Boo Rochman Charitable Corp. and Rochman Family Investment multiplied by the price per share paid and does not include broker fees associated with such purchases. To date, Mr. Rochman has obtained personal loans in the amount of $500,000 from the First National Bank & Trust Company, Carbondale, Illinois, and has used approximately $656,000 of his personal funds, including funds obtained from broker margin accounts, for his purchases.

Item 4.  Purpose of Transaction

                  Although the shares of common stock of the Issuer identified in this Amendment that are beneficially owned by Mr. Rochman were acquired for investment purposes, Mr. Rochman may, as set forth below, seek to influence control of the Issuer, as well as consider other measures to enhance stockholder value. Although Mr. Rochman presently has no plan to pursue an immediate sale of the Issuer, Mr. Rochman is open to considering a sale of the Issuer as part of a strategy for enhancing stockholder value. Mr. Rochman presently intends to continue purchasing shares of common stock of the Issuer.

                  On January 11, 2000, Mr. Rochman met informally with Mr. Wayne Benson, President of the Issuer, to discuss the possibility of Mr. Rochman becoming a member of the board of directors of the Issuer. Mr. Rochman also discussed his thoughts on what direction the corporate strategy of the Issuer should take, including his desire to have the loan portfolios of the Issuer's subsidiaries be more similar to that of commercial banks rather than savings associations and to have the Issuer grow in asset size through start-up operations in other markets and/or acquisitions of other financial institutions. As of the date of this Amendment, Mr. Rochman has not been invited to join the Issuer's board of directors or selected as management's nominee for election as a director at the Issuer's 2000 annual meeting of stockholders (or at the next meeting of stockholders at which directors are elected).

                  Accordingly, in connection with the Issuer's 2000 annual meeting of stockholders (or at the next meeting of stockholders at which directors are elected) Mr. Rochman presently intends to (a) nominate himself and Michael B. Nadler for election as directors of the Issuer and (b) submit a proposal for consideration by the stockholders of the Issuer recommending that the board of directors engage the services of a consultant or other advisor which has experience in advising financial institutions to make recommendations to the board of directors of the Issuer as to specific actions designed to improve earnings and enhance stockholder value. Mr. Rochman presently intends to solicit proxies for use at the 2000 annual meeting of stockholders (or at the next meeting of stockholders at which directors are elected) in favor of his director nominees and his stockholder proposal. In this regard, Mr. Rochman will file his proposed proxy solicitation materials with the Securities and Exchange Commission. Mr. Rochman anticipates at this time that any proxy solicitation undertaken by him in connection with the Issuer's 2000 annual meeting of stockholders (or the next meeting of stockholders at which directors are elected) would be in opposition to any proxy solicitation by the board of directors of the Issuer with respect to the same meeting.

Item 5.  Interest in Securities of the Issuer

         (a) Mr. Rochman beneficially owns 128,740 shares, or 5.8%, of the outstanding common stock of the Issuer. (The percentage of outstanding common stock is based on the outstanding shares of common stock of the Issuer as set forth in its Form 10-Q for the quarter ended September 30, 1999.)

         (b) Mr. Rochman has sole power to vote and dispose of 99,700 shares of common stock of the Issuer, as identified on Lines 7 and 9 of the Cover Page of this Amendment. In addition to such 99,700 shares, Marilyn Rochman beneficially owns 6,340 shares of common stock of the Issuer, over which she has sole voting and dispositive power. Mr. Rochman and Marilyn Rochman share the power to vote and dispose of 22,700 shares of common stock of the Issuer, as identified on Lines 8 and 10 of the Cover Page of this Amendment. The identity and background information for Marilyn Rochman is as follows:

                  (i)      Name: Marilyn Rochman

                  (ii)     Address: 1345 East Park Street, Carbondale, Illinois
                           62901

                  (iii)    Principal Occupation: Housewife

                  (iv) During the past (5) years, Marilyn Rochman has not been convicted in a criminal proceeding (excluding traffic violations or other misdemeanors).

                  (v) During the past (5) years, Marilyn Rochman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                   (vi)    Citizenship: United States of America.

         (c) Mr. Rochman has effected the following transactions involving the common stock of the Issuer in the past sixty (60) days:

                              Date of                 Number of        Price
Name                       Transaction             Shares Purchased  Per Share    Place/Manner of Transaction
----                       -----------             ----------------  ---------    ---------------------------
Barrett R. Rochman         December 27, 1999               600        $9-3/16     Open market purchase / Broker
Barrett R. Rochman         January 3, 2000              10,000        $9-7/16     Open market purchase / Broker
Barrett R. Rochman         January 5, 2000               2,000        $9-5/16     Open market purchase / Broker
Barrett R. Rochman         January 5, 2000               2,300        $9-3/8      Open market purchase / Broker
Barrett R. Rochman         January 6, 2000               2,300        $9-1/14     Open market purchase / Broker
Barrett R. Rochman         January 6, 2000               2,000        $9-1/8      Open market purchase / Broker
Barrett R. Rochman         January 6, 2000               1,000        $9-1/16     Open market purchase / Broker
Barrett R. Rochman         January 6, 2000               1,000        $9.00       Open market purchase / Broker
Barrett R. Rochman         January 7, 2000               1,000        $11-1/2     Off the market purchase
Barrett R. Rochman         January 10, 2000              1,100        $9.00       Open market purchase / Broker
Barrett R. Rochman         February 1, 2000              2,500        $9-1/4      Open market purchase / Broker
Barrett R. Rochman         February 1, 2000             10,000        $9.20*      Open market purchase / Broker

* Reflects the average purchase price of shares transacted.

                  As indicated on the Cover Page of this Amendment, Mr. Rochman has shared voting and dispositive power over shares owned by the Boo Rochman Charitable Corp. and the Rochman Family Investment. The Boo Rochman Charitable Corp. and the Rochman Family Investment have effected the following transactions involving the common stock of the Issuer during the past sixty
                  (60) days:

                               Date of            Number of        Price
Name                         Transaction            Shares       Per Share     Place/Manner of Transaction
----                         -----------          ---------      ---------     ---------------------------
Rochman Family             December 16, 1999         2,400        $9-1/8       Open market purchase / Broker
   Investment
Boo Rochman
   Charitable Corp.        December 6, 1999          2,000        $8-11/16     Open market purchase / Broker
Boo Rochman
   Charitable Corp.        December 7, 1999            500        $8-15/16     Open market purchase / Broker
Boo Rochman
   Charitable Corp.        December 8, 1999          1,100        $9-5/16      Open market purchase / Broker
Boo Rochman
   Charitable Corp.        December 21, 1999         8,700        $9-1/4       Open market purchase / Broker
Boo Rochman
   Charitable Corp.        January 7, 2000           1,000        $11-1/2      Off the market transfer to
                                                                               Barrett R. Rochman

                  As indicated on the Cover Page of this Amendment, Marilyn Rochman owns 6,340 shares of common stock of the Issuer. Mr. Rochman disclaims any beneficial interest in the 6,340 shares owned by Marilyn Rochman. Mrs. Rochman has effected the following transactions involving the common stock of the Issuer during the past sixty (60) days:

                               Date of          Number of          Price
Name                         Transaction          Shares         Per Share    Place/Manner of Transaction
----                         -----------        ---------        ----------   ---------------------------
Marilyn Rochman            December 22, 1999       2,000           $9-1/8     Open market purchase / Broker
Marilyn Rochman            December 30, 1999       3,000           $9-3/8     Open market purchase / Broker
Marilyn Rochman            January 4, 2000           400           $9-3/8     Open market purchase / Broker

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships between Mr. Rochman and any other person with respect to any shares of common stock of the Issuer, other than the loans to Mr. Rochman by the bank and the broker margin accounts identified in Item 3 of this Amendment in connection with the purchase of shares.

Item 7.  Material to be Filed as Exhibits

         Not Applicable.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     /s/ BARRETT R. ROCHMAN
                                                     -----------------------
                                                     Barrett R. Rochman

Dated: February 4, 2000